Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: January 8, 2018

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EDITED TRANSCRIPT
CVS—CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call
EVENT DATE/TIME: JANUARY 04, 2018 / 4:00PM GMT
OVERVIEW:
Co. provided guidance updates for 2017 and 2018.

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

CORPORATE PARTICIPANTS

David M. Denton CVS Health Corporation - CFO and EVP

Larry J. Merlo CVS Health Corporation - CEO, President and Director

Michael P. McGuire CVS Health Corporation - SVP of IR

CONFERENCE CALL PARTICIPANTS

Brian Douglas Callen BofA Merrill Lynch, Research Division - VP and Research Analyst

Brian Gil Tanquilut Jefferies LLC, Research Division - Equity Analyst

Charles Rhyee Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

David M. Larsen Leerink Partners LLC, Research Division - MD, Healthcare Information Technology and Distribution

Eric Percher

George Robert Hill RBC Capital Markets, LLC, Research Division - Analyst

Glen Joseph Santangelo Deutsche Bank AG, Research Division - MD & Research Analyst

John Edward Heinbockel Guggenheim Securities, LLC, Research Division - Analyst

John Wilson Ransom Raymond James & Associates, Inc., Research Division - MD, Equity Research and Director of Healthcare Research

Kevin Caliendo Needham & Company, LLC, Research Division - MD & Senior Analyst

Lisa Christine Gill JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

Mohan A. Naidu Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Rivka Regina Goldwasser Morgan Stanley, Research Division - MD

Robert Patrick Jones Goldman Sachs Group Inc., Research Division - VP

Scott Andrew Mushkin Wolfe Research, LLC - MD and Senior Retail & Staples Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the CVS Health 2018 Guidance Call. (Operator Instructions) As a reminder, this conference is being recorded today, Thursday, January 4, 2018.

I would now like to turn the conference over to Mr. Mike McGuire, Senior Vice President, Investor Relations. Please go ahead.

Michael P. McGuire - CVS Health Corporation - SVP of IR

Thank you, Colin. Good morning, everyone. Happy New Year, and thanks for joining us. I’m here this morning with Dave Denton, Executive Vice President and CFO. Larry Merlo, President and CEO, is also with us today and will participate in the question-and-answer session following our prepared remarks.

(Operator Instructions) Keep in mind that the focus of this call is on our guidance, and we won’t be sharing incremental information related to our pending acquisition of Aetna. Please also note that we have posted a slide presentation on our website that summarizes the information in our prepared remarks as well as some additional facts and figures regarding our operating performance and guidance. The press release we issued earlier today is also available on our website.

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

Please note that today’s call is neither an offering of securities nor solicitation of a proxy vote in connection with our announced transaction with Aetna. The information discussed today is qualified in its entirety by the registration statement and joint proxy statement that CVS Health and Aetna have filed with the SEC in connection with our proposed transaction. The shareholders of CVS Health and Aetna are urged to read those filings carefully because they contain important information about the proposed transaction between CVS and Aetna.

Additionally, during this call, we will make certain forward-looking statements that reflect our current views related to our future financial performance, future events and industry and market conditions and forward-looking statements related to the acquisition, including the expected consumer benefits, financial projections, synergies, financing and the timing for the completion of the transaction. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from what may be indicated in the forward-looking statements. We strongly encourage you to review the information in the reports we file with the SEC regarding these specific risks and uncertainties, in particular those that are described in the Risk Factor section of our most recently filed annual report on Form 10-K and the cautionary statement disclosures in our quarterly report on Form 10-Q. You should also review the section entitled Forward-Looking Statements in our earnings press release.

During this call, we will use non-GAAP financial measures when talking about our company’s performance. In accordance with SEC regulations, you can find a discussion of these non-GAAP measures and the comparable GAAP measures in the associated slide presentation we posted on the Investor Relations portion of our website. And as always, today’s call is being webcast on our website, and it will be archived there following the call for 1 year.

Now I’ll turn this over to Dave Denton.

David M. Denton - CVS Health Corporation - CFO and EVP

Thank you, Mike, and good morning, everyone, and thanks for joining us for a short guidance call this morning. Given our pending acquisition-related filing, we thought it’d be appropriate to give the market some additional color around our expectations for both 2017 and 2018 in advance of our fourth quarter earnings call in early February. Given the uncertainty around the timing of the Aetna transaction and the impact that it will have on our financials, we are limiting our guidance to a few key metrics. However, we believe the elements we are providing today will enable you to adequately model our current expectations for the business.

So with that, let’s begin with our outlook for 2017. On our last earnings call for the fourth quarter of ‘17, we provided guidance ranges for adjusted earnings per share of $1.88 to $1.92 per share. This represents growth of approximately 10% to 12.5% over the prior period with adjusted consolidated operating profit growth of 5.75% to 8%. We currently expect adjusted consolidated operating profit and adjusted earnings per share to come in at the lower end of these respective ranges.

For the Pharmacy Services segment, we expect robust mid-teens year-over-year adjusted operating profit growth in Q4, albeit below our guidance range. Our lower expectations in the PBM are mainly due to softer margin performance in our client and retail network claims management process. As a result, we now expect adjusted operating profit growth of about 4% for the full year in the PBM.

With respect to the Retail/Long-Term Care segment. Given stronger script performance, we now expect that segment’s operating profit growth will be near the high end of our guidance range of down 1% to 3.5% in the quarter.

Now going below the line, our guidance in November included the expectation that we would complete $5 billion of share repurchases in ‘17. Given the suspension of the share repurchases program due to the Aetna transaction, we now expect to complete about $4.4 billion in share repurchases for the year. The negative impact from the suspension is expected to be offset by a better-than-expected effective tax rate in Q4. Please note that while we expect to meaningfully benefit from the Tax Cuts and the Job Acts in Q4, we have not included estimates of these benefits as we are still working through the law’s impact on our 2017 financial statements.

Now turning to our full year 2018 expectations. We continue to expect the Aetna transaction to close sometime during the second half of this year. However, given the uncertainty regarding the exact timing of the close, we are assuming for guidance purposes only that the transaction closes after year-end 2018. Additionally, all bridge financing fees, transaction and integration costs related to the deal are excluded from our adjusted figures. We will also be using the low end of the guidance ranges for the full year ‘17 as the jumpoff point for our growth expectations.

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

Given these assumptions, we expect the company’s full year 2018 adjusted operating profit growth to be in the range of 1% to 4% with consolidated revenues up 0.75% to 2.5%. Our 2018 growth will be unfavorably affected by implementation costs for the Anthem contract as well as the absence of the RxCrossroads business due to its recent sale. The combined negative impact on growth for these 2 factors is approximately 125 basis points.

For the segments, we expect operating profit growth in the Retail/Long-Term Care segment in the low single digits with growth in the Pharmacy Services segment in the low to mid-single digits. Within Retail, we expect strong pharmacy comp script growth of 6% to 7% as we benefit from the broader partnerships we established in 2017, including those with Optum, Cigna and Express Scripts as well as our expanded participation as a preferred pharmacy in the — in more Medicare Part D networks. This additional volume will allow us to increase productivity across our store base. We expect same-store sales to grow in the range of 2% to 3.5%.

Within the Long-Term Care business, despite lower bed census in the skilled nursing marketplace, we expect solid script growth driven by new initiatives tailored toward assisted living facilities and benefits from acquisition activity. As a result, for the entire Retail/Long-Term Care segment, we expect revenue growth of 2.5% to 4%. The Retail/Long-Term Care segment is expected to benefit from continued purchasing economics from our Red Oak venture and our enterprise streamlining effort. All in, we expect operating profit growth again in the low single digits. Retail/Long-Term Care segment growth is somewhat muted by the sale of RxCrossroads. Not having that business in 2018 creates a headwind of about 50 basis points on the segment’s operating profit growth outlook.

Now turning to the PBM. We continue to expect solid topline growth driven by volume increases in our pharmacy network in specialty, growth in Medicare Part D lives and favorable purchasing economics. We expect between 1.91 billion and 1.93 billion adjusted claims next year, which yields roughly 8% growth over LY. PBM revenues are expected to grow between 1.5% and 3.5%, which is a bit lower than what we’ve seen historically and lower than you would expect given the strong script growth. This is driven by a few factors. First, this year, we will begin to administer rebates for Aetna’s Medicare Part D business under our existing PBM contract. Second within the specialty business, there has been an increase in generic introductions, which carry a lower average claim price. Third, branded drug price inflation is expected to continue at levels lower than what we’ve seen historically. And lastly, pricing pressures continue to dampen PBM revenues across the marketplace.

As with Retail/Long-Term Care, we expect the PBM to benefit from the company’s enterprise streamlining effort in 2018. It will also benefit from some additional initiatives we’ve embarked upon, including the automation of our prior authorization process and improvements in workflow efficiencies.

As I mentioned earlier, in 2018, we will begin to implement the Anthem business that we will start to administer in 2020. We expect to spend approximately $150 million in costs related to both capital and operating expenses during the year. This level of investment is consistent with other client implementations of this size, scale and complexity. The investment will dampen PBM operating profit growth by about 190 basis points this year. All in, the PBM operating profit growth is expected to be in the low to mid-single digits.

I also want to make you aware of one other item related to streamlining. As we continue our efforts to take costs out and to drive more efficiencies within shared services, a critical step in the process is having the enterprise aligned on a common financial platform. To achieve this step, we have chosen to move to a common platform using SAP. As a result, we expect to have the ability to capture more granular level of information for our enterprise-shared service, which may result in some movement at allocated expenses across the segments. However, there is no impact to the enterprise. We expect the transition to occur during 2018, but we do not anticipate material changes to the segments.

Going below the line. As we’ve said when we announced the Aetna acquisition, we suspended share repurchases for 2018. We expect to use our cash to pay down debt, pay our $2 per share annual dividend and eventually fund the purchase of Aetna. Absent the suspension, share repurchases would have contributed between 340 and 610 basis points of growth in adjusted earnings per share.

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

With regards to interest, there are several moving parts related to Aetna, but we expect net interest expense to be in the range of $2 billion to $2.3 billion in 2018. In addition to interest, our existing debt will have transaction-related bridge financing fees as well as interest on the new debt to fund the acquisition. The net interest expense on our existing portfolio is expected to be roughly $1 billion. The fees associated with obtaining and maintaining the bridge financing commitment are expected to be in the range of $180 million to $215 million. The remainder is the interest from the new debt. The range takes into account the variability of timing of issuance and interest rates as well as the mix of maturities. Keep in mind that the bridge financing fees will be excluded from adjusted earnings per share, while the new debt will be included in adjusted earnings per share.

Our tax rate will benefit from the tax reform legislation signed into law last month. We expect the rate to be approximately 27% in 2018, taking into account the change in the statutory federal rate as well as the effect on state taxes and other permanent items. This compares obviously very favorable to our 39%, which where we’ve been hovering for many years. We expect this will represent an increase in annual net income and cash flow of about $1.2 billion.

For guidance purposes, our guidance does not include reinvestment of any of this back into the business, but you should consider that we will take advantage of some of the financial flexibility tax reform provides to us by making strategic investments in the growth of our business, including deleveraging our balance sheet more rapidly than we previously planned. We’ll have more to say about this as we finalize our plans for the year.

Now most of you are aware that we will be filing our Form S-4 related to the Aetna transaction in the very near future. This filing will contain performance estimates for the next several years that we will — that we use as part of the deal process. Given the timing of when those estimates will be provided, there are differences between those estimates and our current expectations for 2018 that you should keep in mind. For one, the Anthem implementation costs were not known at the time of the deal. And of course, the S-4 estimates include the expectations of repurchasing $5 billion of shares and what I’ll call a normal amount of interest expense, which has all changed as a result of the deal. Finally, the S-4 does not incorporate the benefits from the tax reform.

Now before we wrap up, while we are not providing Q1 ‘18 expectations on this call, I want to make you aware that we expect to see our lowest level of year-over-year enterprise operating profit growth in Q1. Operating profit in the Retail segment is expected to contract in Q1 as we incur costs associated with the investments we’ve made to grow that business. However, Retail operating profit is expected to improve as the year progresses as the benefits from our initiatives and network arrangements begin to ramp up. We will provide more details about the company’s cadence of profit delivery during the February earnings call.

So in closing, I want to highlight our success against the 4 point plan we put in place at the end of ‘16 to return to healthy growth. We said that we would partner more broadly with other PBMs and health plans to leverage our enterprise capabilities and CVS Pharmacy’s compelling value proposition. And we’re doing just that as we expect to drive script growth through these exciting new partnerships. We [need] to be focused on driving growth through PBM innovation, and we’ve done that through the introduction of new programs, such as Transform Value programs and the new network strategies, such as our performance-based network with CVS-Walgreens and independent pharmacies. These programs are designed to offer incremental benefits based on outcomes achieved, and we are seeing early interests from — in them from our clients. Our unmatched ability to innovate our PBM cost management strategies has yielded yet another successful selling season. We said we would continue to be a low-cost provider, and in 2018, we expect to make great strides in achieving incremental benefits through our streamlining efforts across the business. And we said we would be thoughtful with respect to using our strong cash generation capabilities to return value, and I believe we’ve done that through our robust capital allocation program as well as the pending acquisition of Aetna, which provides for even greater long-term growth. We are pleased with the progress we’ve made to return to solid enterprise operating profit growth and look forward to the opportunities that lie ahead in our business.

And with that, I’ll now open it up for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line of Ricky Goldwasser with Morgan Stanley.

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

Rivka Regina Goldwasser - Morgan Stanley, Research Division - MD

One question and then a follow-up. When we think about the script growth for 2018, how should we balance between what’s coming from the preferred networks that are coming new in the year versus kind of like what you think typical organic growth is?

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Ricky, it’s Larry. Actually, Ricky, it’s coming from multiple sources. Dave touched on growth coming out of the new PBM relationships along with increased participation in Medicare Part D networks. But also keep in mind that we continue to expand our clinical programs, which are creating script growth. And as we’ve talked many times, Caremark had another successful selling season, and we expect to also see growth coming from those new clients as well as clients that perhaps are in their second or third year of being a new Caremark client. So it’s really a combination of all those factors that are driving the script growth that Dave outlined.

Rivka Regina Goldwasser - Morgan Stanley, Research Division - MD

Okay. And just kind of like one follow-up on the selling season. I mean, obviously, you’re not going to talk about the transaction, but clients that are up for renewal this coming year, what type of conversations are you having with them?

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Yes. Ricky, we’ve got about $38 billion up for renewal, which — I know that sounds like a large number. But when you look at our denominator, it’s — as a percent of business up for renewal, it’s pretty much on par. And we’ve continued to have very productive conversations. We’ll give updates as we go through the year in terms of where we stand with renewals and what percent of our business has been renewed at that point in time. But listen, it continues to be a competitive market from a pricing point of view. But again, as we’ve talked many times, you’ve got to be right on price, you’ve got to be right on service. And we continue to have a lot of discussions about other ways in which we can bend the cost curve while providing high levels of service for clients/members, and there continues to be interest in some of the value-based contracts, some of the things that Dave touched on. And again, we’ll have more to say as we go through the selling season.

Operator

Our next question comes from the line of Lisa Gill with JPMorgan.

Lisa Christine Gill - JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

Dave, you talked about Anthem as well as RxCrossroads being 125 basis point headwind. Can you maybe help me to understand what the cost-cutting initiatives are as far as the tailwinds in 2018?

David M. Denton - CVS Health Corporation - CFO and EVP

Yes. We — obviously, in 2017, the costs outweighed the benefits as we look at it. Now we’re shifting where the benefits are outweighing the costs. I would point you back to Analyst Day of a year ago where we laid out the cadence over the next several years. I would say, if you look at the cadence of delivery from a savings perspective, we are on plan, if not a little bit ahead of plan of taking costs out of the business. But I can’t give you much more color than that, Lisa.

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

Lisa Christine Gill - JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

Okay. Great. And then my follow-up would be, Larry, you talk about the PBM and you talk about that it’s still a really competitive market. As I think about this tax opportunity that you have, how much of that do you anticipate you’re going to be able to hold on over time versus it being competed away in pricing?

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Yes. Lisa, we talk — I just got done mentioning that you’ve got to be right on price, right on service. And as we look at making investments back into the business, there are many ways in which you can enhance value for clients. And doing things faster, better and cheaper is obviously one of those important ways. And as Dave mentioned, we’re working on a variety of what we see as opportunities to accelerate investments in the business, especially as we think about the opportunities that exist with Aetna. And as we finalize those plans, we’ll have more to talk about in terms of where we see opportunities to do exactly that.

Operator

Our next question comes from the line of George Hill with RBC.

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

And I guess, Dave, I would kind of start off with below the line, the interest expense guidance. You talked about the $1 billion run rate on the current book of debt, the bridge financing and the balance scaling up to 2 and change. I would think that, that gets matched — should get matched close to the time when the transaction closes. Am I not thinking about that right? Or is there a reason why you guys would be assuming the debt and the service costs well ahead of transaction close?

David M. Denton - CVS Health Corporation - CFO and EVP

Yes. George, we’ll make sure that we have the — I’ll say the permanent financing in place in advance of close. Obviously, we’ll need to be — the company will need to be in open window to do that. Our expectation is that we would place that debt within the next 3 to 6 months. Obviously, the timing of the close of transaction is still subject to some fluidity, I guess.

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

Okay. No, understood. But then, I guess, ex the financing for the transaction, if we’re thinking about the 2018 profile in broad strokes, operating earnings for the business are going to grow, call it, 2% to 3%, underlying interest expense shouldn’t change and inclusive of the tax benefit, which would happen ex the transaction, earnings on the core business should grow high teens, potentially 20%. Am I thinking about that the right way? And there’s going to be the share…

David M. Denton - CVS Health Corporation - CFO and EVP

I think — George, I haven’t done the math like that, but I think you’re thinking about it appropriately. Because at the end of the day, the tax reform yields about $1.2 billion of net income — or gross income and then obviously $1.2 billion in cash flow. So yes.

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

Okay. And I guess, the last thing I can sneak in is just can you provide any more color kind of on what’s happening in the PBM business in Q4 and the network component of that? I guess, is that a negative mix impact based on utilization? Or did some things change in the network price around network strategy? Just anything you can give there would be helpful.

David M. Denton - CVS Health Corporation - CFO and EVP

George, it’s largely a mix issue. As you know, the mix of utilization by client, by a retail provider can change on you. And obviously, that’s a complicated equation as we think about modeling that. So you should just expect that, that is the lion’s share of the impact.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

And George, it’s Larry. Those variables, we believe, have been contemplated with regards to 2018.

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

I didn’t want to ask one more, but you knew where I was going Larry.

Operator

Our next question comes from the line of Eric Percher with Nephron Research.

Eric Percher

I might continue with a little bit of PBM detail. So the volume looks quite strong for next year. I wanted to make sure I understand all the mechanics that, Dave, you walked through, and I know we had in there the Aetna rebates as well as specialty and brand pricing. Can you walk us through the mechanics that work particularly with Aetna, volume versus profit?

David M. Denton - CVS Health Corporation - CFO and EVP

Well, I think what you’re seeing there is the rebates, obviously, because we’re administrating them from a Medicare Part D perspective, buy down the revenue and buy down the costs as we think about it from our financial statements. So that dampens revenue growth, although the scripts maintain the same. Clearly, branded inflation has been running light in comparison to the last several years. So obviously, that’s a dampening effect. And as we’ve discussed a bit, in the specialty business, there are more generics coming to market both late last year and into 2018. That obviously compresses the revenue line but actually enhances the bottom line.

Eric Percher

And the specialty generic elements, how much of a benefit to profit levels is that relative to traditional generics?

David M. Denton - CVS Health Corporation - CFO and EVP

Well, obviously, in our business model across all elements, moving from a branded model — molecule to a generic molecule is helpful, and you should expect that to continue certainly within specialty as well. We haven’t quantified it specifically, but it is a tailwind to our business if you think about it from that perspective.

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Eric, just keep in mind that the rate of conversion, okay, is not as great in specialty as you would see in traditional pharmacy.

Operator

Our next question comes from the line of Glen Santangelo with Deutsche Bank.

Glen Joseph Santangelo - Deutsche Bank AG, Research Division - MD & Research Analyst

I just want to follow up on the Retail segment. Based on some of your prepared remarks, I think you suggested that the EBIT growth in the first quarter in the Retail segment would be in negative territory. And Larry, I think you sort of said you made some investments that you made in order to grow that business. I interpret that to mean some price concessions may be made. We heard from your 2 closest competitors in the past 24 hours with respect to their sort of nuanced views with respect to reimbursement and pricing and stuff. Maybe just coming through this selling season and competing to be in those preferred networks in the Part D business, could you maybe just give us your take on the overall environment right now in terms of the competitive pressures? Or do you think they’re accelerating? Do you think they’re abating? And how should we think about the outlook going forward?

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Yes. Glen, I think, again, as you’ve heard us say many times, it continues to be a competitive marketplace. I wouldn’t say that the level of margin compression is accelerating. I think that you’ve got the issue of ongoing margin compression and what are the offsets associated with that. And I think in Dave’s prepared remarks, what he — to some degree, what he was alluding to in terms of the investments is that you’re seeing us make some marketing investments, especially with the Med D and new network arrangements that we want to make sure that there’s a high level of customer awareness as we have an opportunity to introduce those programs to new customers.

David M. Denton - CVS Health Corporation - CFO and EVP

Glen, I think also what’s important here is as we become a preferred provider in some of these networks, as you know, we don’t — there’s not a huge network restriction put on those programs. So we actually win share more slowly. It’s almost a member-by-member event, so we won’t ramp that up as quickly as we would in, I’ll say, a commercial network where we have more restrictions from a network perspective.

Glen Joseph Santangelo - Deutsche Bank AG, Research Division - MD & Research Analyst

Dave, maybe if I could just follow up on one item. The expenses related to Anthem, I think if you take out the 50 basis points for RxCrossroads, it would assume that those expenses are costing you about 75 basis points of operating profit growth this year. Are those expenses just onetime in nature? Or will they continue in ‘19? Or get bigger? Or will they decelerate as we head into ‘19?

David M. Denton - CVS Health Corporation - CFO and EVP

They are essentially onetime in nature, but there’ll be some in ‘18, likely some in ‘19 as we implement for 1/1/20.

Operator

Our next question comes from the line of John Ransom with Raymond James.

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

John Wilson Ransom - Raymond James & Associates, Inc., Research Division - MD, Equity Research and Director of Healthcare Research

One of the things that’s been confusing us is the difference between the cash tax rate and the GAAP tax rate with the CapEx deduction. Have you guys done any work to try to figure that out?

David M. Denton - CVS Health Corporation - CFO and EVP

We haven’t yet. That’s partly why we didn’t really talk about 2017 because, as you know, we will have benefits as we true-up the deferred tax asset on our balance sheet, and that will flow through Q4. So we’re still working through that at this point in time, so more to come. Obviously, that in ‘17 is a noncash item, but it will have an effect on the face of the P&L.

John Wilson Ransom - Raymond James & Associates, Inc., Research Division - MD, Equity Research and Director of Healthcare Research

I have to say I’m kind of disappointed in you Dave. I was looking for some help. I’ll continue to sit here in the dark then.

David M. Denton - CVS Health Corporation - CFO and EVP

Get your Excel spreadsheet now, John.

Operator

Our next question comes from the line of Charles Rhyee with Cowen.

Charles Rhyee - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Just a couple of quick questions on, I guess, as it maybe relates to Aetna. As you’re in discussions early in the selling season, maybe you can give a sense at all how any kind of discussions with other partners have been in light of the transaction. And then secondly, when we think about some of the benefits on the — coming from taxes and you think about reinvestment, can you give us a sense on any kind of early work you might consider doing on the retail side in preparation for that as we think about how we sort of expand — do more of the retailization of health care into the retail setting?

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Yes. Charles, it’s Larry. In response to your first question, I mean, after we had the Aetna announcement in early December, we had a pretty robust communication strategy with all of our health plan and employer clients. The reaction, I would describe it as ranging from interest in learning more about how we can create value for them and their members to very supported — supportive and excited about the opportunity. So I think there’s going to be ongoing dialogue that as the health care market continues to evolve and new models are being created, there’s going to be more levels of partnership and, at the same time, competition where we can partner with a company in one area of the business while competing against them in another. And we’ve talked a lot about Medicare Part D as an example of that where we’ve been able to grow SilverScript and, at the same time, manage the Med D benefit for more than 40 health plan clients now and demonstrate that utilizing our capabilities, they can grow faster than the market. And we’ve got more than 80% of our Med D lives in a 4-, 5-star performing plan. So we’re pretty proud of that. So I would say that the feedback has been very positive to date. Your second question, Charles, on tax, and I think Dave and I will tag team this one. But I think I mentioned in an earlier question that the opportunities to accelerate, especially with the opportunities that we see in mind with Aetna, whether it’s the expansion of MinuteClinics, the opportunities to broaden the level of services provided in MinuteClinic, those are things that are certainly on our list as well as the ongoing evolution of our retail footprint.

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

Charles Rhyee - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Certainly that’s helpful. And then maybe one follow-up, Dave. You talked about a 27% tax rate here under your expectation on the tax reform. Any reason why it might not be lower than that given, if I’m not mistaken, the talk on — talking corporate tax rate at 20%? Is that just all difference at the state level then? Maybe you can help us square that.

David M. Denton - CVS Health Corporation - CFO and EVP

I think that what you’re largely seeing is the effect of going down from a federal perspective to 21%. But obviously, the state taxes, the impact of that actually is somewhat negative. It goes the other way. So 27% is our best estimate at this point in time. I think we feel pretty confident in that as we look to 2018.

Operator

Our next question comes from the line of John Heinbockel with Guggenheim Securities.

John Edward Heinbockel - Guggenheim Securities, LLC, Research Division - Analyst

So I’m curious, the — how steep is the sequential ramp in comp scripts in the Retail business next year? Obviously, if you think about that 6% to 7%, it would have to be, I think less in the first half, more in the second. But how steep is that?

David M. Denton - CVS Health Corporation - CFO and EVP

Yes, we’ll give you more color on that as we get to Q1 — or excuse me, Q4 earnings call. We’ll give a little bit more color on that. But clearly, think about it as ramping up through the year, without a doubt, as we gain share, particularly in Medicare, because again that happens patient by patient throughout the year.

John Edward Heinbockel - Guggenheim Securities, LLC, Research Division - Analyst

When you guys think about the investment, right price concessions to pick up these lives, I mean, how do you think about the ROI on that? Obviously, it’s a somewhat sticky business and there’s a value of a lifetime customer, but is there a good analytical process to go through and look at one type of concession versus another, one plan versus another?

David M. Denton - CVS Health Corporation - CFO and EVP

Yes. We’ve been pretty diligent on that. We actually underwrite all of our network strategies both from a retail perspective as we lean into either preferred relationship or restricted relationship with the — in the commercial line of business. And we do look at it over multiple years. I think what we’re going to begin to see, John, a little bit is not necessarily even a rate conversation; it’s beginning to move to a value conversation and outcomes. Because to the degree that we’re in network and we can demonstrate performance, particularly in adherence, we can drive the Star metrics that drive incremental value into the system for our partners, that’s where we’re moving to. And I think we’ve been pretty successful at demonstrating our value in that spot.

Operator

Our next question comes from the line of Mohan Naidu with Oppenheimer.

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

Mohan A. Naidu - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Dave, I just want to go back on to the PBM segment for a quick question there. You discussed the forward buckets that is impacting the PBM growth — revenue growth despite having a strong claims growth. How should we think about these as a long-term concern versus just intermediate concerns? Or do you see any opportunities to counter these so that your claims growth can actually affect much better revenue growth?

David M. Denton - CVS Health Corporation - CFO and EVP

I would actually not look at them as a concern. I think if you look back, even in our Retail business or our PBM business over the last 5 or 6 years, you’ve seen the introduction of generics coming to the marketplace really dampen the top line, but it affects us in a positive way, the bottom line. So I think the revenue growth — the dollar revenue growth might give you a false positive or negative if you think about that. So I would look at this as an opportunity, and I do think you’re going to see continued dampening going forward as you think about the pipeline of generics still coming into the marketplace over time.

Operator

Our next question comes from the line of Brian Tanquilut with Jefferies.

Brian Gil Tanquilut - Jefferies LLC, Research Division - Equity Analyst

Dave, just a really quick question on the retail side in terms of same store. How are you thinking about the front-end same-store performance for this year?

David M. Denton - CVS Health Corporation - CFO and EVP

Yes. We don’t really guide to that metric, but you’ll certainly see it as we progress through the year. As you know, we’ve been pretty, I guess, disciplined as we think about our promotional spend in the front. We’ve probably given up some comp store sales volume but have actually enhanced our margin profile over the last several years. I do think you’ll see us going forward be — our performance in the front to be a little bit better as we think about ‘18 and ‘19 going forward than what we’ve seen over the past as we’ve kind of cycled, if you will, the pullback on those promotional strategies.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

And Brian, we’ve continued to get very good learnings from our personalization efforts as well. So I think to Dave’s point, I think a lot of the strategy work is behind us, okay? And we expect the trends to be better than they’ve been the last 2 years.

Operator

Our next question comes from the line of Robert Jones with Goldman Sachs.

Robert Patrick Jones - Goldman Sachs Group Inc., Research Division - VP

A lot of the ones I had, obviously, have been addressed. But I guess, Dave, just hard not to notice the absence of EPS guidance specifically. And I know you’ve given us a ton of the pieces to get there, but just curious on the thought process behind not just putting out the specific EPS range. And then are those targets — are the EPS targets something we should expect to see in the S-4?

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

David M. Denton - CVS Health Corporation - CFO and EVP

Well, I’ll hold my comments. You’ll take a look at the S-4 when it comes out. But I will say that the reason why we didn’t give those EPS ranges, just given the elements that I walked through, the range would be pretty large and pretty wide. So I didn’t think it was as useful to look at it from that perspective. So I think it was better for us and I think for you guys to look at how we’re performing within our overall business at an operating level and in the segments at an operating profit level. And that will measure the health of our business and how we’re performing over time. I think those are just better metrics as we think about 2018, just given all of the timing of movements in our business below the line.

Operator

Our next question comes from the line of Scott Mushkin with Wolfe Research.

Scott Andrew Mushkin - Wolfe Research, LLC - MD and Senior Retail & Staples Analyst

So just 2 things. Number one is you’ve got — Walgreens is going to be shutting down a lot of stores. That’s usually been a positive for the person competing mostly against. And how are you guys thinking of that? Have you put any of that in your guidance? That’s question number one. And then the second question is on that $1.2 billion kind of bucket, how are you guys just thinking about it versus paying down debt and reinvesting, just kind of what’s the decision process there that you’re going to go through?

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Yes. Scott, it’s Larry. I’ll take the first one. And Scott, listen, you’re right. We know that as you look historically in the marketplace, as stores close and those prescription files move to another location, there is rarely 100% retention to that new location. So yes, we see that as an opportunity in the marketplace. And obviously, we think we’ve reflected that with expected script growth of 6% to 7%. As far as the benefits of tax, Scott, earlier, we touched on some of the thoughts that we have that we’re working through in terms of how we would accelerate investments back into the business, especially with Aetna in mind. I’ll flip it over to Dave, and he can provide his context in terms of the debt impact of that.

David M. Denton - CVS Health Corporation - CFO and EVP

Yes. So Scott, obviously, there’s some portion of that cash flow that we’ll use to essentially fund the transaction and to delever. Keeping our balance sheet healthy is really important to us, and we’re going to — we’ve committed to get ourselves back into the ZIP code of 3.5x leverage in the next couple of years, post-close. And so we’re very focused on that. And to the degree we can do that more rapidly, we’ll be focused against anything we can do there. Obviously, there is opportunities to make some strategic investments and projects that ultimately drive down cost in the health care system, increase engagement with consumers at the retail stores and clinics and ultimately drive better outcomes from a health perspective. And obviously, we’re going through a set of priorities at the moment and the teams are working on what we need to make in the near term, particularly in light of the pending acquisition over the next several months. So more to come as we think about this and as we get our planning underway.

Operator

Our next question comes from the line of Kevin Caliendo with Needham.

Kevin Caliendo - Needham & Company, LLC, Research Division - MD & Senior Analyst

You mentioned the $34 billion in PBM business that’s out for bid. Can you break it down a little bit in terms of how much of that is health plan, how much of that might be state or employer? Is there any sort of color you can provide around that?

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Yes. Kevin, it’s Larry. I don’t have the exact numbers. But I think if you look historically, the selling season is pretty evenly split across the segments. And I wouldn’t expect this to be any different this year.

Kevin Caliendo - Needham & Company, LLC, Research Division - MD & Senior Analyst

Okay. And just one question about — in terms of the timing of the debt, bringing the debt on. To get to your sort of interest expense ratio, it sounds to me or it seems to me like that you would be taking that debt on the balance sheet somewhere in the second quarter, roughly. Is that a fair way to think about it? Or is there anything that could change that timing in terms of…

David M. Denton - CVS Health Corporation - CFO and EVP

Yes. I would say that’s probably a good estimate. We’ve kind of said within the next 3 to 6 months. It will obviously depend on — again, the company needs to be in an open window. We’ll look at the market conditions to make sure from a capital markets perspective the market’s robust. But we’ll — I — my guidance range from that perspective really assumed a 3- to 6-month window.

Operator

Our next question comes from David Larsen with Leerink.

David M. Larsen - Leerink Partners LLC, Research Division - MD, Healthcare Information Technology and Distribution

Congratulations on the 6% to 7% volume growth for ‘18. It looks fantastic. I think that compares to like minus 3% in ‘17. So I mean, as we think about sort of a steady state going forward into 2019, are there like significantly more sort of narrow-network contracts that you can enter into to continue that or maintain that type of growth rate? Any thoughts on sort of how far along or how penetrated you are in sort of that region of the market?

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Dave, it’s Larry. I think that’ll continue to be an ongoing discussion. I mean, if we look at Maintenance Choice as an example, we still see some open runway for additional adoption. And as you heard Dave mention earlier in the prepared remarks, we’ve got some new network designs that are more performance or value-based networks that out of the gate is getting a lot of interest. And we’ll see what transpires over the course of the year. So I do think that there’s open road in front to see more adoption around that.

Operator

And our final question comes from the line of Brian Callen with Bank of America Merrill Lynch.

Brian Douglas Callen - BofA Merrill Lynch, Research Division - VP and Research Analyst

Just another one on the net interest expense and the new debt. I guess, Dave, can you discuss your thoughts on using special mandatory redemptions or not having them in certain debt tranches given some of the regulatory challenges with vertical M&A recently? And then how that might relate to your 2018 debt maturities? Is there any liability management exercises that you could do?

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JANUARY 04, 2018 / 4:00PM, CVS - CVS Health Corp 2017 and 2018 Earnings Guidance Conference Call

David M. Denton - CVS Health Corporation - CFO and EVP

Yes. We will be paying down debt that matures in 2018 with cash on hand. Obviously, I think it’s prudent to have redemption in many of the tranches of the debt that we will offer, just as an insurance policy. So you should expect that. Obviously, the market’s not — that doesn’t happen in all tranches because of market conditions, but I would — you should expect us to do that.

Thank you, and I just want to say thank you for everybody joining us on very short notice. I appreciate all the questions and look forward to seeing you all shortly. Take care.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Thanks, everybody.

Operator

Thank you. Ladies and gentlemen, that does conclude the conference call for today. Thank you all for your participation. You are now free to disconnect your lines.

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This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on January 4, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

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